MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                                December 1, 2006
                                                                          Page 1

                           MARKMAN CAPITAL MANAGEMENT

                     Markman MultiFunds Trust Weekly Update
                                December 1, 2006

Bob Markman:  Hello, everybody. This is Bob Markman. It's Friday, December 1st.
              We started the last month of the year and the market started off with some interesting economic news. The Purchasing Managers Index over the last couple of days indicated that the economy may well be slowing down. The first signs that the number is 50 and above for the Purchasing Managers Index signifies a recovery growth, below 50 signifies contraction; it was 49.5 the day before and then the second number came out below 40 also, even though the second number can be below 40 and still signify growth.

              The bottom line on all this confusion in numbers is that there is some evidence that the effect of the interest rate increases from the Federal Reserve effect the housing market decline, the effect of increased energy prices may well be slowing the economy down. Whether this is just a nice slowdown and an approach to the soft landing that everybody in the market is looking for remains to be seen.

              The bond market of course is reacting very positively to all of this with yields on bonds dipping to levels that nobody thought that we'd see this year, the yield on the Ten-Year Treasury Note yielding well below 4.5%.

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                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                                December 1, 2006
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              This is very good news in a lot of ways in that earlier this year when interest rates were going up, the fear was that a lot of the folks who had bought houses with adjustable rates over the last few years were going to see their rates be repegged this year and would have substantially higher rates which would cause foreclosures, which would cause a tremendous ripple effect in the economy, and not only people would be paying more for their mortgages, they wouldn't be able to pay for other goods and services.

              Well, some of that pressure is going to be alleviated over the next several months due to the fact that interest rates are so much lower than what people expected and, of course, when the mortgage rates come due, then they'll be able to refinance at substantially lower rates than what people thought. So that's a positive for the economy.

              But, of course, the bond market tends to anticipate what's happening in the economy and the fact that bond yields have been coming down and the yield curve remains inverted may well signify that the bond market is telegraphing more of a slowdown and possibly moving into a recession.

              Nobody knows here; a lot of talk, all the talking heads pro and con, yin and yang. The fact of the matter is nobody knows. What's the most important thing is taking a look at what's happening in the front lines, in the real world of corporate earnings, corporate profits, not only with what's happening now because the news that you hear about what's happening now is the result of what's happened over the last several months, what we want to hear is what companies are saying about business going forward and business conditions and thus far, it seems to be relatively positive.

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                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                                December 1, 2006
                                                                          Page 3

              So I think that the scales are relatively evenly weighted right now. We have the bond market telegraphing a slowdown, we have the stock market saying happy days are here again.

              My guess is that the result is going to end up being some kind of blend between the two and I'm hoping and thinking that we have our portfolio reasonably positioned for that with a good combination of more high-tech growth stocks and some good value-oriented growth stocks and I think good defensive holdings in addition to some of the more aggressive growth stocks.

              One of the things that we've done these last few weeks is add to our International holdings. In terms of International stocks that we own right now is Toyota, PetroChina, Infosys which is an Indian outsourcing company, and we have our position in Russian Telecom, Mobile Telesys and Vimpel-Communications. So we think we've got some good solid players on the International arena as well as in the Domestic arena and so far so good.

              I do expect the market to slow down a little bit this last month and we've had a torrid last two or three months and we'll probably drift to the end of the year but I wouldn't be surprised, as I've said before, if we didn't finish the year at a higher level than we are right now.

              Well, that's it from your money managers in Minneapolis. If you have any questions or comments, of course, please feel free to give us a call. Until I have a chance to talk with you again next Friday afternoon, for everybody at Markman Capital, thanks for being a shareholder. Take care. Bye, bye.

                                       END

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                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                                December 8, 2006
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                           MARKMAN CAPITAL MANAGEMENT

                     Markman MultiFunds Trust Weekly Update
                                December 8, 2006

Bob Markman:  Hello, everybody. This is Bob Markman. It's Friday, December 8th.
              Not much of a lot of interesting action this week. Of course, we're past the earnings season and we're moving, of course, into the last few weeks of the year when people become a little bit preoccupied with the holidays and just kind of tying up loose ends.

              In the absence of any significant new economic data, the market is likely to just go back and forth a little bit. Fortunately, the trend still seems to be upward, I don't think we're going to see any great dynamic move between now and the end of the year. Certainly, there will be people who will continue to do a little bit of tax selling, maybe some people taking some chips off the table, and then again, some of that selling dynamic will be offset by window-dressing, portfolio managers, institutions that are going to want to show the right kinds of stocks, so to speak, in their portfolios at year-end, they're not going to want to show that they bought the wrong stuff and have all the losers and the bad names, they only want to show the good names in the portfolio. So even though some of those good names will see some selling because the people will be taking profits who were smart enough to buy them earlier, some of that selling will be met by buying from the laggard money managers who are trying to make their portfolios look a little bit more spiffed up between now and the end of the year.

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                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                                December 8, 2006
                                                                          Page 2

              So the net result is we'll have some relatively minor up and down days, it's kind of what we've seen so far this month, but there doesn't seem to be any economic news on the horizon that we were likely to see either from a broad economic standpoint or from a more micro corporate standpoint between now and the end of the year that would cause the market to have a significant move one way or the other. So I think that what you see is what you get.

              My belief is, of course, we're just talking the next 14 trading days but I think we'll drift a little bit higher than what we are now and finish the year at or very close to the high for the year. We continue to make pretty good progress with the portfolio and I think we're positioned well with our four major components being, of course, some reasonable technology, financial services, energy, and healthcare, and I don't see any reason why those four areas shouldn't continue to attract kind of positive attention and positive corporate results that would indicate that we'd see higher prices, at least over the intermediate or longer term.

              So we're comfortable with the position where we are right now; of course, we're fully invested. I'm not making much in the way of any significant moves in the portfolio. I'll continue to look at opportunities to take a little bit of money off the table if some of these stocks may be getting a little ahead of themselves and rotate some of those dollars into some of the laggards and, in that way, we'll try to keep the portfolio as fresh as we can as we move forward week by week. But that's about all that's going on right now. It is, in my opinion, a pretty quiet time of the year, quiet in a positive way, and we expect that to continue.

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                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                                December 8, 2006
                                                                          Page 3

              Well, that's it from your money managers in Minneapolis. If you have any questions or comments, of course, please feel free to give us a call. Until I have a chance to talk with you again next Friday afternoon, for everybody at Markman Capital, thanks for being a shareholder. Take care. Bye, bye.

                                       END

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                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                               December 15, 2006
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                           MARKMAN CAPITAL MANAGEMENT

                     Markman MultiFunds Trust Weekly Update
                                December 15, 2006

Bob Markman:  Hello, everybody. This is Bob Markman. It's Friday, December 15th.
              We got to the end of a pretty decent week. It looks like from what a good number of observers are saying, we're possibly continuing or beginning a nice little Santa Claus rally; although, there's already been so much gains over the last two or three months that I wouldn't be surprised if we didn't see more selling of meat in this kind of a rally. So my expectations is we'll have some up days and down days and kind of finish the year about where we are now which is very much what I've been saying for some time where we'll be finishing the year pretty close to the high, if not at the high for the year and a nice decent finish for what has turned out to be a surprisingly good 2006.

              In this past week, there's been a continuing of decent news on the economy, the inflation news this past week has been relatively benign as energy prices have come down and car prices come down and a lot of the inflation scares that were in the economy earlier this year as energy prices were going up and the economy was heating up and there seemed to be wage pressures, both scares that were leading some observers to think that the Federal Reserve was going to tighten so hard as to really derail the market rally and derail the economy. Those seem to be, to some extent, taken off the table and we're right now very much in a neutral position, very few people other than the guide and the wool inflation hounds think that the Federal Reserve is going to raise rates from here.

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                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                               December 15, 2006
                                                                          Page 2

              But by the same token, the Federal Reserve is not likely to lower rates from here unless, of course, we see some more weakening in the economy and I'm not sure that that's really going to happen. What we're hearing from a large enough and a broad enough mix of corporate America is that business continues to be pretty good and so I think that's a good reason why the stock market has held up pretty well. We're likely to be in kind of this neutral the Fed won't do this and won't do that spot for maybe quite some time and it could very well get pretty boring in 2007 as the word, at least from a monetary policy, the stories continue to be it's pretty much status quo and stay the course. So the days of the Federal Reserve aggressively lowering rates or aggressively increasing rates may well be behind us and we may well be entering in an extended period where the Fed just keeps watching and keeps watching and keeps watching and really doesn't do much of anything and that's a very good environment usually for the stock market.

              This past week, the portfolio seems to be doing well, not a whole heck of a lot of changes. There's a bit of a struggle this week looking at Apple which has been backing off from its highs after having an incredible run-up, it is our largest holding and it represents almost a little over four and a half percent of the portfolio. So when Apple doesn't have a good week, that puts a little bit of a cap on the portfolio but my expectations is that Apple is going to be just backing up a few steps to get ready for another strong run at an all-time high over the next two to four weeks. What we're hearing from the retail end of things is that products are pretty much flying off the shelf, the iPods and all the related items are among the top sellers this Christmas season, and a lot of people who have been introduced to Apple for the first time via the iPod product line are now sampling Mac computers and, if that isn't enough, of course, as we move into 2007, Apple is looking at all new revenue streams via other media devices, not to mention a new telephone that's likely to come out with the Apple branding on it. So I'm very comfortable with it being our leading position in the portfolio and we'll just stay the course with the ups and downs on it. I think that after our holding period, we're going top have some very good returns with it.

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                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                               December 15, 2006
                                                                          Page 3

              Well, that's it from your money managers in Minneapolis. If you have any questions or comments, of course, please feel free to give us a call. Until I have a chance to talk with you again next Friday afternoon, for everybody at Markman Capital, thanks for being a shareholder. Take care. Bye, bye.

                                       END

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                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                               December 22, 2006
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                           MARKMAN CAPITAL MANAGEMENT

                     Markman MultiFunds Trust Weekly Update
                                December 22, 2006

Bob Markman:  Hello, everybody. This is Bob Markman. It's Friday, December 22nd.
              We are approaching the very end of '06. As I indicated to you last week, things are getting a little sloppy in the markets, some backing and filling; I think a lot of people are trying to digest some of the substantial gains that we've had since the late summer lows and some people who are a little bit skittish on the market, taking some chips off the table, a little bit of selling particularly in some of the stocks that had been moving up very sharply, the Apple Computers and the Googles and the things like that.

              But as I look at that kind of selling and those kinds of declines which, of course, has had some relatively small impact but impact nevertheless on our portfolios, I think that it's important to keep it in the context of these are declines that are occurring as people simply just I think book profits for the year and not declines that are occurring in the face of any kind of changing fundamentals; if anything, some of the fundamentals on these stocks are getting better and better.

              I look at as an example, our number two holding, something that I wrote about earlier in the year in the reports to you folks, Toyota Motors, one of the least-owned big great companies in the world and they announced today that they are likely in the foreseeable future to become the number one automaker in the world, surpassing both Ford and GM. An interesting stat came out earlier today that I saw on the tube that in the first nine months of the year, the profits from Toyota were more than double the profits of the big three automakers combined.

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                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                               December 22, 2006
                                                                          Page 2

              So even though Toyota doesn't sell more cars than they do, when you look at the profitability per car sold, it's so far over and above what the big three automakers are able to produce that there really is no contest. The fact that so many institutions continue to own DaimlerChrysler and Ford and General Motors and try to squeeze some profits out of those nearly bankrupt companies and still don't own Toyota is a mystery to me but I think that what we're likely to see as it becomes more and more evident that there's Toyota and then everybody else, more and more institutions are going to be flocking to the stock and that's going to create an additional four from a standpoint underneath it.

              We did see some selling in some of the, like I mentioned before, in some of the big market leaders like Apple and Google but I think that as Apple declines much more, we'll simply be adding to the position, right now it is our number one position, and over the past week or two weeks as it's corrected, has had a negative impact on the portfolio.

              But when I look at what Apple is likely to do in terms of their revenues and net earnings over the next few quarters, not only with the sale of the whole iPod line but the halo effect on the Macintosh line plus what might be happening with the new potential iPhone that will be coming out some time in '07, I think that Wall Street continues, once again, for like the eighth time in the last three or four years, continues to sell Apple too soon, underestimate the power of that brand and the power of what they have going.

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                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                               December 22, 2006
                                                                          Page 3

              It's interesting that a month or two ago, you were hearing everything about the new Microsoft Zune and there's been a huge silence over the last week or two, nobody talks about it at all, it's kind of falling off the map, clearly one of the biggest duds that's ever come out. So I don't think that there's much in the way of competition for Apple as we move forward and so I'm very comfortable holding it long-term and adding to it in any periods of time of weakness.

              So I mentioned it's Apple and Toyota but to give you some idea and, again, to go over our top-10 holdings which would give you some sense of the approach that is driving the portfolio, in order of size it's Apple, number one, then Toyota, Goldman Sachs, Sears Holding Company, United Health, Vornado Realty, Altria -- the old Philip Morris, Berkshire Hathaway, Time Warner, and Google.

              I think the theme that's running through these things, a couple different themes, one of which these tend to be market leaders, very powerful in their niche, they are the companies that other people are chasing, or these are companies that are owned and have been built up by billionaire investors, good examples here are Sears, Berkshire Hathaway, and Vornado Realty which are run by three of the acknowledged investment geniuses of our time.

              So whether it's piggy-backing on market leaders that everybody else is chasing or piggy-backing on the brains of the billionaire investor club, the top holdings in the fund are driven by a lot of both product quality, management quality, and brainpower, and I think that's going to bode well as we move through '07 and beyond that and I think that's some themes that I'm very comfortable with.

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                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                               December 22, 2006
                                                                          Page 4

              Just a little bit of housekeeping, again, there will not be any taxable distribution this year. Even though the returns were good, we were able to use the tax loss carryforwards to sop up all the gains that we've taken so it will be a very favorable year of returns versus the tax consequences.

              I don't expect any huge fireworks as I've mentioned for quite some time, I think we'll do more backing and filling, although I do think that there will be a minor rally next week; I think that a lot of the selling has been over done and as people come back after the Christmas break in the last four days of the year, they're likely to see that there are some varied prices there to be had and will probably be doing some post-Christmas bargain shopping to try to pick up some things moving into the new year.

              So I think that we're pretty well-positioned for that and we're looking forward to having a generally positive '07. I think that we're in a position in the economy where it's going to be very boring, very repetitious; we're going to move from, oh, maybe a glass a little bit half full, maybe a little bit half empty, the Federal Reserve maybe going to raise rates, maybe won't raise rates.

              I don't think there's any major real black and white events on the horizon, black and white moves, I think it's going to be a very muddled environment where we're just going to have to keep our vision straight and clear and not make any moves unless there is something specific to be worked on. So I'm expecting that it will be a relatively sloppy but productive '07 and we're looking to have the portfolio positioned correctly for that.

              Well, that's it from your money managers in Minneapolis. If you have any questions or comments, of course, please feel free to give us a call. Hope you all had a great Hanukkah and I hope you all have a great Christmas and we finish the year with a lot of peace and prosperity and good health. Thanks for being a shareholder. Take care. Bye, bye.

                                       END

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                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                               December 29, 2006
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                           MARKMAN CAPITAL MANAGEMENT

                     Markman MultiFunds Trust Weekly Update
                                December 29, 2006

Bob Markman:  Hello, everybody. This is Bob Markman. It's Friday, December 29th.
              We got to the end of 2006 in a pretty decent fashion, although the market had a little bit of a stumbling the last couple of days. We held up pretty well, we finished the year up about 15.5% give or take a basis point or two which is just about in line with the S&P and nicely ahead of the NASDAQ and on an after-tax basis, it had both the Dow and the S&P and the NASDAQ since, of course, all of our returns we're able to keep, did not have any taxable distributions for you guys this year. So all told in a relatively struggling year for a lot of large cap funds, I think that we did pretty well. The last time I checked, we were in the third or fourth percentile year-to-date in our peer group which is the Morningstar Large Cap Growth Fund Index and the top second percent, 2%, in the Lipper Large Cap Growth Fund Index. So generally speaking, I think we ended up the year where we'd certainly like to be.

              Our top holdings continue to move pretty well, Toyota being the number one holding right now; Apple, Goldman Sachs, those are the ones that are right up there and all well-managed quality companies. We finally got some good news at the end of the week with Apple; of course, it had been struggling of late partly due to some misunderstanding about how the business model is being unfurled but also due to some of the concerns about the options back-dating and whether Steve Jobs might get caught up in that. Apple finally did a filing at the end of the week which indicated that even though their noses weren't totally clean, nobody, at

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                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                               December 29, 2006
                                                                          Page 2

              least in the importance ala Steve Jobs, were in a position that they would face any kind of criminal consequences and so the stock rallied about 5% on Friday on that relief. The next milestone with Apple of course is going to be Macworld in January where they'll be unveiling any new products that are in the pipeline, the much anticipated iPhone certainly being one of them. I think that Apple is going to be one of our better performers in 2007 and it remains one of our larger holdings and core holding, no pun intended, and we'll continue to hang on there and add probably to the position during any inopportune sell-off when people don't understand what's going on.

              My anticipation is that 2007 is going to be a relatively boring year. I think valuations are relatively in line, I don't think the market is grossly undervalued but it's by no stretch overvalued. So I think it's going to be as they use to say on Wall Street, a stock pickers market Lou, which of course is kind of a stupid cliche, it's always a stock pickers market. But I think what they mean by that is there are certain times where the market trend is so strong, where a rising tide raises all boats and you just basically throw money at the market and you're going to make money. Other times when the market is kind of backing and filling and trending sideways and on cross-currents when you have to pick the right stocks to kind of stay ahead of the pack, that's what's called a stock pickers market. I think 2006 turned out to be that it really separated a lot of the good managers from the bad managers, at least in my mind. I think that both the monetary and the fiscal environment is likely to continue to be just relatively benign in 2007. I think we saw the worst of the oil shock and the energy situation didn't seem to derail the economy. We've seen a substantial slowdown in the housing sector; that so far hasn't derailed the economy and my guess is that the oft expected housing crash is going to be a lot less than what people expect. Of course, there's going to be pockets in some of the media-rich markets like the East Coast and the West Coast where people think that's the whole world where those markets are likely to suffer more. But when you go West to the Allegany's and East to the Sierra's, I think you're going to find that there's still a lot of real estate markets that, if not booming, that are certainly reasonably healthy. So I think that bodes well for 2007.

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                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                               December 29, 2006
                                                                          Page 3

              Well, that's it from your money managers in Minneapolis. If you have any questions or comments, of course, please feel free to give us a call. I want to thank you all for being a shareholder. Thanks for hanging in there over these last few years and reaping the rewards and we hope to continue to do a very good job for you in 2007. For everybody at Markman Capital, thanks for being a shareholder. Take care. Bye, bye.

                                       END